

UNITED STATES
## SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

July 24, 2006

Joseph H. LeBlanc, Jr.
Principal Financial Officer
Energy Partners, Ltd.
201 St. Charles Avenue, Suite 3400
New Orleans, Louisiana

> **Re:     Energy Partners, Ltd.**
> **Form 10-K for Fiscal Year Ended December 31, 2005**
> **Filed February 27, 2006**
> **Form 10-Q for Fiscal Quarter Ended March 31, 2006**
> **Filed May 9, 2006**
> **Response Letter July 12, 2006**
> **File No. 1-16179**

Dear Mr. Joseph H. LeBlanc, Jr.:

   We have reviewed your response letter and have the following comments.  We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments.  If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.  After reviewing this information, we may raise additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2005

General

1.     We note your response to prior comment one indicating that the reduction in proved reserve quantities did not impact the fair value of your properties as a result of a combination of additional proved reserve discoveries on the property and increase in gas prices as of year end.  We also note the net downward revisions to proved reserves appear to result in a 47.4% (4,045Mboe divided by 8,533Mboe) reduction of the original estimated proved reserves attributed to the Louisiana property at the time it was acquired. Please address each of the following in detail.

- Explain to us in greater detail why you believe the long-term natural gas price assumptions used to determine fair value substantially increased from the date of acquisition to year end. We understand that natural gas prices have been volatile based on historical Henry Hub price volatility and price data regression trends, and that there was a significant increase in price at year end with a corresponding decrease in natural gas prices immediately after year end.

- Explain whether or not your fair value model addressed the impact of short-term and long term trends on spot prices. We would expect your response to substantially clarify and demonstrate that the assumptions underlying your long-term natural gas price applied in estimating future cash flows are reasonable and supportable, and clarifies how you evaluate asset impairment in light of price fluctuations in a manner consistent with your long-term pricing assumptions.

- Tell us whether or not you considered the decrease in natural gas prices, occurring immediately after year end an impairment indicator requiring the evaluation of your south Louisiana properties for impairment. Compare and contrast your conclusions in this regard to your conclusions regarding price increases which were present as of year end.

- Reconcile the amount of additional reserve discoveries of 1,447 Mboe indicated in your most recent response to the amount indicated in your response letter dated June 16, 2006 indicating the reserve additions were 1,306 Mboe.

We may have further comment.

<u>Closing Comments</u>

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Jonathan Duersch at (202) 551-3719, or in his absence Jennifer Goeken at (202) 551-3721, if you have questions regarding comments on the financial statements and related matters.  Please contact me at (202) 551-3683 with any other questions.


Sincerely,


Jill S. Davis
Branch Chief